FOIA Confidential Treatment

requested under 17 C.F.R. § 200.83 for Excel Workbook submitted supplementally to the Staff with this letter

January 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20459

Attn: Stephen Krikorian, Accounting Branch Chief

Re:	Sohu.com Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed March 30, 2023
File No. 001-38511

Dear Mr. Krikorian:

We are submitting this letter on behalf of Sohu.com Limited (together with its subsidiaries and the consolidated VIEs, the “Sohu Group,” or the “Company”) in response to the comments contained in the letter dated December 12, 2023 (the “Second Comment Letter”) from the Office of Technology of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Charles Zhang of the Company regarding the Form 20-F filed with the SEC on March 30, 2023 for the fiscal year ended December 31, 2022, File No. 001-38511 (the “2022 Form 20-F”). This letter reflects the Company’s response to the Staff’s comments included in the Second Comment Letter.

We respectfully request on behalf of the Company, pursuant to SEC Rule 83, 17 C.F.R. §200.83, confidential treatment for the Excel workbook that we are submitting to the Staff with this letter under separate cover on a supplemental basis (the “Excel Workbook”). A copy of this letter, not including the confidential Excel Workbook, is being filed via EDGAR.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 (617) 482-1776 www.goulstonstorrs.com

Securities and Exchange Commission

January 11, 2024

Form 20-F for the Fiscal Year Ended December 31, 2022

Risks Related to Our Ordinary Shares and ADSs, page 41

Staff Comment:

1.

We note your response to our prior Comment 1, which requested an analysis of the status of the Company and relevant subsidiaries under the Investment Company Act of 1940 (the “1940 Act”), and in particular your contention that the exclusion provided by Section 3(b)(1) of the 1940 Act is available to the Company. Please specify the percentage of the Company’s income for the past four fiscal quarters that in aggregate is attributable to investment securities held directly by the Company or by the VIEs. Please also provide for each individual VIE: (1) a description of the business conducted by such VIE; and (2) an analysis of the status of each such VIE under the 1940 Act on a standalone basis (including detailed information regarding the investment securities held by each such VIE and the sources of income of such VIE (including relevant percentages)).

For purposes of this discussion, the Company has compiled data for each of the four quarters through the quarter ended September 30, 2023, segregating into income from a “Bad Assets” category1 (i) income from certificates of deposit2, (ii) income from demand deposits where both principal and interest are variable, (iii) interest income/expense from loans to employees, (iv) gain/loss on investments in third-parties, and (v) impairment losses on equity investments. As is illustrated in the spreadsheet labeled “Group” in the Excel Workbook, the Sohu Group had a relatively insignificant amount of net income from “Bad Assets” for each of the three quarters after the quarter ended December 31, 20223, and had a full-group net loss from “continuing operations” for all four of the relevant quarters4.

As a result of the “Bad Assets” income versus total Sohu Group net loss difference noted above, the Company believes that attempting to state the Sohu Group’s (including its consolidated VIEs’) income from “Bad Assets” as a percentage of the Sohu Group’s total net loss would not be a meaningful exercise. Accordingly, we respectfully submit that, as is evident from the data in the Excel Workbook, a comparison of the Sohu Group’s total revenues, and/or the Sohu Group’s total revenues from its core operating businesses, to income from “Bad Assets” provides strong support for the Company’s position that it is entitled to rely on the exclusion of Section 3(b)(1) of the 1940 Act, as the income from “Bad Assets”5 represents a very small percentage of revenues from these core operations. We believe that further quantitative evidence of the fact that the Sohu Group is “primarily engaged . . . in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” and is not in the investment business can be found in an examination of the separate revenues and operating profit/(loss) information for the Sohu segment and the Changyou segment for the year ended December 31, 2022 presented in Note 4 to the Company’s consolidated financial statements on pages F-30 through F-31 of the 2022 Form 20-F, in that, while the Sohu segment suffered an operating loss for the year, the Changyou segment reported an operating profit, which was clearly dramatically greater than any income the consolidated Sohu Group might have earned from “Bad Assets,”6 and came quite close to offsetting the operating loss of the Sohu segment.

[1]

As further discussed in footnote 2, we are using the term “Bad Assets” rather than “investments securities,” because the Company does not concede that its certificates of deposit are “investment securities” under the 1940 Act, and has included them as if they were such solely for purposes of this response letter.

[2]

We note that, consistent with the Company’s response to the Staff’s comment letter dated August 1, 2023 (the “First Comment Letter”), the Company has assumed, solely for purposes of this narrative response to the Second Comment Letter and the accompanying detailed data, that none of the Company’s certificates of deposit, regardless of their maturity dates, qualify as “cash items,” and has therefore identified them as “Bad Assets.” The Company is making this assumption solely for purposes of presentation for the Staff’s information in deference to the Staff’s reference in its comment to income “attributable to investment securities,” and respectfully reiterates the Company’s belief that under a facts-and-circumstances analysis based on the Company’s particular situation and focus, the Company’s certificates of deposit with terms of one year or less, and perhaps all of its certificates of deposit, could reasonably be considered to be cash items and should by extension also not properly be considered to be “investment securities.”

[3]

The net loss from “Bad Assets” for the quarter ended December 31, 2022 was primarily the result of a one-time impairment loss recognized by Changyou for an equity investment in a third-party online game developer. Disregarding that one-time charge, income from “Bad Assets” for the quarter would have been roughly in line with the “Bad Assets” income for the subsequent three quarters.

[4]

As noted in the spreadsheet labeled “Group” in the Excel Workbook, the Sohu Group reported full group net income, rather than a net loss, for the quarter ended September 30, 2023 solely because of a gain from discontinued operations resulting from Changyou’s disposal of an operating subsidiary.

[5]

The Company also notes for the Staff’s information that, setting aside the one quarter (of the four quarters presented) where there was a loss from “Bad Assets” because of a significant impairment loss, the net income from “Bad Assets” is in most cases only slightly lower than the revenues from “Bad Assets.”

[6]

The Company has not calculated income from “Bad Assets” for the year ended December 31, 2023, but estimates that it is roughly equivalent to the combined income from “Bad Assets” for the 12 months ended September 30, 2023. In addition, although the Company has not yet prepared the definitive separate segment revenues and operating profit/(loss) information for the year ended December 31, 2023, the Company has no reason to believe that the information will be materially different, for purposes of illustrating the substance of the Sohu Group’s core businesses, from the segment information for the year ended December 31, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED

Securities and Exchange Commission

January 11, 2024

The Staff will find the requested information concerning the VIEs in the “List of VIEs and description” and “VIEs” tabs in the Excel Workbook.

Governmental Regulations and Legal Uncertainties, page 71

Staff Comment:

2.	In future Form 20-F filings, please include the information that you provide in your response to prior comment two.

Response:

The Company wishes to confirm to the Staff that it will include in its future Form 20-F filings the information it provided in response to Comment 2 of the First Comment Letter, updated to reflect any relevant future developments.

Please feel free to contact me by phone on my mobile at (617) 797-7855 or my office at (617) 574-3511, or by email at tbancroft@goulstonstorrs.com, should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Laura Veator, Division of Corporation Finance

Kyle Ahlgren, Division of Investment Management

Charles Zhang, Sohu.com Limited

Joanna Lv, Sohu.com Limited

CONFIDENTIAL TREATMENT REQUESTED BY SOHU.COM LIMITED